VEDDER PRICE							VEDDER PRICE P.C.
								222 NORTH LASALLE STREET
								CHICAGO, ILLINOIS 60601
								312 609 7500
								FAX 312 609 5005
RENEE M. HARDT
312 609 7616
rhardt@vedderprice.com						CHICAGO NEW YORK CITY WASHINGTON, D.C.


November 1, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Tony Burak

Re:	EquiTrust Variable Insurance Series Fund (File Nos. 33-
	12791 and 811-05069)

Dear Mr. Burak:

This letter is in response to the comments you provided with respect to certain filings made by EquiTrust Variable Insurance Series Fund (the "Registrant") to Ms. Sara Tamisiea, an officer of the Registrant, on October 21, 2010.

Form N-CSR
I.	Cover Page
       Comment: 1. Please list only the Investment Company Act file number.

       Response: In future Forms N-CSR, the Registrant will only list the Investment Company Act file number.

II.	Item 1.  Report to Stockholders

       Expense Example (page 10)

       Comment: 1. Please include a statement that the amounts shown do not reflect the effects of insurance-related fees and charges.

       Response:  This statement will be included in future shareholder reports.

United States Securities and Exchange Commission
November 1, 2010
Page 2

       Statement of Assets and Liabilities (page 12)

       Comment: 1. State the amounts of any related-party payables that existed at year end.

Response: According to the Registrant, there were no related-party payables at year end.

       Notes to the Financial Statements (page 30)

       Comment: 1. Note 1 - Security Valuation states that short-term securities maturing in one year or less are valued at amortized cost. The Form N-Q of the fund for the period ended March 31, 2010 states that all short-term securities maturing in 13 months or less are valued at amortized cost. Please explain the basis for valuing short-term securities maturing in greater than 60 days, aside from those securities held by Money Market Portfolio, at amortized cost.

       Response: Registrant acknowledges that the disclosure in the financial statements and Form N-Q is incorrect, and that going forward, such disclosure will be revised. Consistent with Registrant's prospectus disclosure, Registrant values short-term securities maturing in 60 days or less, aside from those held by Money Market Portfolio, at amortized cost; other short-term debt securities are valued at market value.

       Financial Highlights (page 37)

       Comment: 1. Please include a statement that the total returns shown do not reflect the effects of insurance-related fees and charges.

       Response: This statement will be included in future shareholder reports.

       Officers and Trustees (page 47)

       Comment: 1. In the first sentence of the last paragraph, please refer instead to EquiTrust Series Fund.

       Response:  This change will be made in future shareholder reports.


United States Securities and Exchange Commission
November 1, 2010
Page 3

       Form N-SAR

       Comment: 1. Please confirm to four decimal places the marked-to-market net asset value per share of Money Market Portfolio given in response to Item 74w.

       Response: According to the Registrant, the marked-to-market net asset value per share of Money Market Portfolio was correct as reported in Item 74w.

       40-17(g) Filing

       Comment: 1. Please confirm that all of the required items have been filed. It appears that only a copy of the fidelity bond has been filed.

       Response: The Registrant acknowledges that it failed to include copies of the resolution and joint insureds agreement as required by Rule 17g-1(g)(1) of the Investors Company Act of 1940. The Registrant filed an amendment on October 26, 2010 which includes a copy of the fidelity bond, resolution and joint insureds agreement.

       Website

       Comment: 1. The May 1, 2010 prospectus of the fund includes a statement that the annual and semiannual reports of the fund may be obtained free of charge at www.fbfs.com. Please confirm that these reports are available at the address shown since the staff was unable to locate the information.

       Response: The Registrant removed the shareholder reports from the website since Fund shares are no longer being offered. However, given the prospectus language, the Registrant has added the reports to the website.

       Tandy Representation

       Comment: 1. Please include a Tandy representation with responses.

       Response: A letter which includes the Tandy representation is filed herewith.

*	*	*


United States Securities and Exchange Commission
November 1, 2010
Page 4

If you have any questions or comments, please contact the undersigned at (312) 609-7616.

Very truly yours,
/s/ Renee M. Hardt
Renee M. Hardt

RMH/ser
cc:	Kristi Rojohn
	Jennifer Morgan
	Sara Tamisiea

[EQUITRUST FINANCIAL SERVICES LETTERHEAD]



November 1, 2010


VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attn:  Mr. Tony Burak

Re:	EquiTrust Variable Insurance Series Fund (the "Registrant");
       	Form N-1A File Numbers 33-12791 and 811-05069

Dear Mr. Burak:

       This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with a response being made on behalf of the Registrant to comments that you provided on October 21, 2010 with respect to certain filings the Registrant made with the Commission.

       The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filings is the responsibility of the Registrant.
The Registrant acknowledges that any comments or changes to disclosure in the filings reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EQUITRUST VARIABLE INSURANCE
SERIES FUND

By:  /s/ Craig A. Lang
Name:	Craig A. Lang
Title:	President